THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. Craig V. Butler, Esq. * Edward H. Weaver, Esq.**	Craig V. Butler, Esq. * Admitted only in California* Admitted only in Utah**

May 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds

Re: INverso Corp.

Form 10-KSB
Filed September 30, 2008
File No. 000-50898

Dear Mr. Reynolds:

We herein provide the following responses to your comment letter dated April 3, 2009, regarding the above-referenced form for INverso Corp. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing a First Amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008, First Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008, and a First Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008 to address the comments (collectively, the “Amended Filings”).

Form 10-KSB

General

1. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also, refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X. Please comply with the requirements of Article 8 of Regulation S-X in your future filings.

IRVINE OFFICE: 9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618		SALT LAKE CITY OFFICE: 406 W. South Jordan Parkway SUITE 160 South Jordan UTAH • 84095
(949) 635-1240 • Fax (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • Fax (801) 983-4958

In accordance with the compliance dates in Section IV of SEC Release 33-8876, the Company has filed its amended Annual Report on Form 10-K/A rather than Form 10-KSB/A. Additionally, the Company has reviewed Section VI.B. of SEC Release 33-8876 regarding the revised financial statement requirements contained in Article 8 of Regulation S-X and intends to comply with the requirements of Article 8 of Regulation S-X in its future filings.

2. Please revise your Form 10-KSB cover page to indicate whether you have filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months.

The cover page of the Company’s First Amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008 indicates that the Company has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months.

3. Please amend your Form 10-KSB cover page to conform to the requirements of the Form. We note, for example, that you do not indicate that you are a shell company.

The cover page of the Company’s First Amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008 has been amended to conform to the requirements of the Form and has been amended to indicate that the Company is a shell company.

Description of Business, page 3

Part II

Market for Common Equity and Related Stockholder Matters, page 4

4. Please revise to state the approximate number of record holders. See Item 201(b) of Regulation S-B.

The following disclosure has been added under Item 5:

“As of June 30, 2008, there were 13,500,000 shares of our common stock issued and outstanding and held by eight holders of record.”

5. Provide the disclosure required by Item 701 of Regulation S-B. For example, we note the sale of Hydrogenesis.

Disclosure regarding the sale of Hydrogenesis has been included under Item 5.

Controls and Procedures, page 16

6. Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. June 30, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form 10KSB. Please revise.

Under Item 9, the Controls and Procedures disclosure has been completely revised.

7. We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in (y) our periodic reports.” Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting.

Under Item 9, the Controls and Procedures disclosure has been completely revised.

8. We note that as of June 30, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in this letter and the fact that you did not provide management's annual report on internal controls over financial reporting, please tell us how these omissions affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2008.

Under Item 9, the Controls and Procedures disclosure has been completely revised.

9. We note that you have not provided management's annual report on internal controls over financial reporting. Please amend your filing to provide the disclosures required by Item 308T of Regulation S-K. In addition, if you identify any material weaknesses, please ensure you disclose the material weaknesses identified and provide a detailed discussion of your remediation plan related to each of the material weaknesses identified.

Under Item 9, the Controls and Procedures disclosure has been completely revised.

Changes in Controls and Procedures

10. Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, not "following the Evaluation Date", in accordance with Item 308(c) of Regulation S-K.

Under Item 9, the Controls and Procedures disclosure has been completely revised.

Section 16(a) Beneficial Ownership Reporting Compliance, page 18

11. On page 18 you indicate that "with one exception, [y]our sole director, officer, and [y]our stockholders complied with all filing requirements ..." Please revise to provide the identity of such person and provide the information required by Item 405(a)(2) of Regulation S-B.

To the Company’s knowledge, there were no changes in ownership of common stock during the year ended June 30, 2008. The disclosure under this item has been revised to reflect that none of the current required parties are delinquent in their 16(a) filings during the year ended June 30, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 19

12. Please provide the disclosure of the security ownership of management as required by Item 403(b) of Regulation S-B. In addition, Item 403(a) requires disclosure of beneficial owners of more than five percent of voting securities, rather than the 10% disclosed in this section. Please revise. Lastly, please revise to disclose the control person for The Nutmeg/Fortuna Fund.

The security ownership of Randall S. Goulding, the sole officer and director of the Company, has been included under Item 12. In addition, the beneficial ownership table has been revised to disclose beneficial owners of more than five percent of voting securities, rather than the 10% previously disclosed in this section. Finally, footnote two under the table discloses that Randall S. Goulding, the Company’s sole officer and director, is the control person for the Nutmeg Fortuna Fund, LLLP.

Certain Relationships and Related Transactions, page 19

13. It appears that Mr. Goulding was counsel to Nanologix at the time of the transaction in January 2007. Please explain why such transaction is not required to be disclosed in this section by Item 404 of Regulation S-B or revise. In addition, it appears the note payable from Nutmeg Group should be disclosed in this section.

Disclosure regarding the Nanologix transaction and the note payable from Nutmeg Group has been added under Item 13.

Exhibits

14. We note that you have omitted your Section 302 and 906 certifications. Please provide these certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

The Section 302 and 906 certifications have been provided as exhibits to the Company’s amended Annual Report.

15. In responding to the foregoing, please note that this comment also appears to be applicable to your Form10-Q filed November 11, 2008.

The Section 302 and 906 certifications have been provided as exhibits to the Company’s First Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008.

Signatures

16. Please revise to have Mr. Goulding sign your Form 10-KSB in his individual capacities and not merely on behalf of the registrant. See General Instruction C.2. to Form 10-KSB.

The signature page has been amended to have Mr. Goulding sign in his individual capacities and not merely on behalf of the registrant.

Form 10-0, for the quarter ended September 30. 2008

Cover Page

17. We note that you have checked the box indicating that you are not a shell company. However, it appears that you are a blank check company with nominal assets, which would fall within the definition of a shell company. Please refer to the definition in Rule 12b-2 of the Exchange Act.

The cover page of the Company’s First Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008 reflects the Company’s shell status.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 9

18. Briefly address what business Genesi, Inc. is in and whether they have any revenues, employees or net income to date. Also disclose here and elsewhere as appropriate, consistent with your Form 8-K, filed August 12,2008, that Randall Goulding controls Genesi, Inc. and that this was a related party transaction.

Disclosure regarding the business of Genesi, Inc. and the related party nature of the Company’s transaction with Genesi, Inc. has been added under Item 2.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 10

19. Please revise here and elsewhere, to address your August 5 and 6, 2008 private placements. Provide the disclosure required by Item 701 of Regulation S-K. This disclosure should include the proceeds raised, the parties involved, the exemption relied upon and the facts supporting your reliance upon the exemption. Also, revise to address the $53,075 in finance charges for the current period -including what they relate to and who provided the services.

Disclosure concerning the August 5 and 6, 2008 private placements has been included under Item 2, including the disclosure required by Item 701 of Regulation S-K and additional details about the $53,075 in finance charges.

Item 4. Controls and Procedures

20. Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. September 30, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form 10-0. Please revise.

The Controls and Procedures disclosure has been completely revised.

21. We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in (y)our periodic reports." Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.

The Controls and Procedures disclosure has been completely revised.

22. We note that as of September 30, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in this letter, please tell us how these issues affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2008.

The Controls and Procedures disclosure has been completely revised.

Item 13. Exhibits and Reports of Form 10-K

23. We note that you have omitted your Section 302 and 906 certifications. Please provide these certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

The Section 302 and 906 certifications have been provided as exhibits to the Company’s First Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008.

Form 10-Q, for the Quarter ended December 31. 2008

Item 4. Controls and Procedures

24 Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. December 31, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form10-Q. Please revise.

The Controls and Procedures disclosure has been completely revised.

25. We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in [y]our periodic reports." Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.

The Controls and Procedures disclosure has been completely revised.

26. We note that as of December 31, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in this letter please tell us how these issues affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

The Controls and Procedures disclosure has been completely revised.

Section 302 Certifications

27. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

  you replaced the word "report" with "quarterly report" in various instances you replaced the phrase "the registrant's other certifying officer(s) and !" with "we" in various instances the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a- 15(f) and 15d-15(f))

  your paragraphs 4(a), 4(b) and 4(c) do not appear to comply with Item 601(31) of Regulation S-K you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K your paragraph 5(a) does not appear to comply with Item 601(31) of Regulation S-K you have replaced the phrase "internal control over financial reporting" with "internal controls" in paragraph 5(b)

  you have added a paragraph (i.e. paragraph 6) that does not appear to comply with Item 601(31) of Regulation S-K

The Section 302 certifications have been revised and provided as exhibits to the Company’s First Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008.

Please revise your certification to address the issues above.

28. Please provide your section 302 and 906 certifications as exhibit 31 and 32 in accordance with Item 601 of Regulation S-K versus as Exhibit 99.

The Section 302 and 906 certifications have been provided as exhibits 31 and 32 to the Company’s First Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008.

Company’s Statements

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Edward H. Weaver

Edward H. Weaver, Esq.